                            UNITED STATES OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        )
The AES Corporation     )                                       File No. 70-9465
                        )



            Certificate Pursuant to Rule 24 and Release No. 35-27063
              Under the Public Utility Holding Company Act of 1935

         On August 20, 1999, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27063 in File No. 70-9465 ("Exemption Order") granting an exemption under Section 3(a) of the Public Utility Holding Company Act of 1935, as amended, ("the Act") to The AES Corporation ("AES") in relation to its proposed acquisition of CILCORP Inc. ("CILCORP"), which has a public-utility subsidiary company, Central Illinois Light Company ("CILCO"). The Exemption Order required AES to file certain certificates (as described in the Exemption Order) under Rule 24 within 60 days of the close of each calendar quarter for a period of three years beginning September 30, 1999 and every six months thereafter. The requested certificate is set forth below (as an attachment) for the period ending June 30, 2000.


                                  Respectfully submitted,

                                  /s/ Earle H. O'Donnell
                                  ---------------------------

                                  Earle H. O'Donnell
                                  Julia Dryden English
                                  Andrew B. Young
                                  Dewey Ballantine LLP
                                  1775 Pennsylvania Avenue, NW
                                  Washington, D.C.  20006

Dated: August 29, 2000

                               THE AES CORPORATION
             SEC FILING PURSUANT TO SECTION 3(A)(5) EXEMPTION ORDER
                           QUARTER ENDED JUNE 30, 2000

ITEM (1) PER EXEMPTION ORDER (STATEMENTS ATTACHED):

1)  Statement of Income of The AES Corporation for the 12 months ended
    June 30, 2000:
    a)   12 months ended June 30, 2000 GAAP consolidated income statement
    b)   12 months ended June 30, 2000 pro rata consolidated income statement

2)  Balance Sheet of The AES Corporation at June 30, 2000
    a)   GAAP Basis Consolidated Balance Sheet
    b)   Pro Rata Consolidated Balance Sheet

3)  Statement of Income CILCORP Inc. for the 12 months ended June 30, 2000

4)  Statement of Income CILCO for the 12 months ended June 30, 2000

5)  Consolidated Balance Sheet of CILCORP Inc. at June 30, 2000

6)  Consolidated Balance Sheet of CILCO at June 30, 2000

THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2000 - GAAP BASIS


----------------------------------------------------------
                                      TWELVE
                                      MONTHS        %
                                      ENDED        OF
                                      6/30/00     SALES
----------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                    $ 4,989      100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                           3,679       74%
Selling, general and
 administrative
 expenses                                  88        2%
Provision to reduce
 contract receivables                       8       --
                                      -------

TOTAL OPERATING COSTS
 AND EXPENSES                           3,775       76%
                                      -------

OPERATING INCOME                        1,214       24%

OTHER INCOME AND
 (EXPENSE):
Interest expense                         (947)     -19%
Interest and other
 income                                   173        2%
Foreign currency
 transaction gain (loss)                   11       --
Equity in earnings of
 affiliates (before
 income tax)                              292        6%

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                                 743       15%

Income tax provision                      197        4%
Minority interest                          67        1%
                                      -------

INCOME BEFORE
 EXTRAORDINARY ITEM                       479       10%

Extraordinary item, net of tax-
Early extinguishment of debt              (24)       0%
                                      -------

NET INCOME                            $   455        9%
                                      -------
                                      -------


THE AES CORPORATION

CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED JUNE 30, 2000 - PRORATA BASIS

---------------------------------------------------------
                                   TWELVE
                                   MONTHS         %
                                   ENDED         OF
                                  6/30/00       SALES
---------------------------------------------------------
($ in millions,
 except per
 share amounts)

REVENUES:
Sales and services                $ 6,822        100%

OPERATING COSTS
 AND EXPENSES:
Cost of sales
 and services                       4,963         73%
Selling, general and
 administrative
 expenses                              87          1%
Provision to reduce
 contract receivables                  41         --
                                  -------
TOTAL OPERATING COSTS
 AND EXPENSES                       5,091         74%
                                  -------

OPERATING INCOME                    1,731         26%

OTHER INCOME AND
 (EXPENSE):
Interest expense                   (1,297)       -19%
Interest and other
 income                               264          3%
Foreign currency
 transaction gain (loss)               45         --

INCOME BEFORE
 INCOME TAXES
 AND MINORITY
 INTEREST                             743         11%

Income tax provision                  197          3%
Minority interest                      67          1%
                                  -------

INCOME BEFORE
 EXTRAORDINARY ITEM                   479          7%

Extraordinary item, net of tax-
Early extinguishment of debt          (24)         0%
                                  -------

NET INCOME                        $   455          7%
                                  -------
                                  -------


THE AES CORPORATION

GAAP BASIS CONSOLIDATED BALANCE SHEET
JUNE 30, 2000


ASSETS

CURRENT ASSETS
Cash and cash equivalents                          $  1,200
Short-term investments                                  190
Accounts receivable, net                              1,331
Inventory                                               437
Receivable from affiliates                               33
Deferred income taxes                                   289
Prepaid revenue receivable (Thames)                     543
Prepaid expenses and other current assets               459
                                                   --------
TOTAL CURRENT ASSETS                                    4,482

PROPERTY, PLANT AND EQUIPMENT
Land                                                    276
Electric generation and distribution assets          16,001
Accumulated depreciation and amortization              (952)
Construction in progress                              1,903
                                                   --------
PROPERTY, PLANT AND EQUIPMENT, NET                   17,228

OTHER ASSETS
Deferred financing costs                                276
Project development costs                                93
Investments in and advances to affiliates             3,504
Debt service reserves and other deposits                441
Electricity sales concessions and contracts           1,158
Goodwill                                                802
Other assets                                          1,036
                                                   --------
TOTAL OTHER ASSETS                                    7,310

TOTAL                                              $ 29,020
                                                   --------
                                                   --------
LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                   $    398
Accrued interest                                        257
Accrued and other liabilities                         1,379
Project financing debt - current portion              2,192
                                                   --------
TOTAL CURRENT LIABILITIES                             4,226

LONG-TERM LIABILITIES
Project financing debt                               10,911
Other notes payable                                   2,617
Deferred incomes taxes                                2,619
Other long-term liabilities                           1,409
                                                   --------
TOTAL LONG-TERM LIABILITIES                          17,556

Minority interest                                     1,654

TECONS                                                1,528

Preferred Stocks                                         66

STOCKHOLDERS' EQUITY
Common Stock                                              5
Contributed capital / Additional paid in capital      3,781
Retained earnings                                     1,406
Accumulated other comprehensive loss                 (1,202)
                                                   --------
TOTAL STOCKHOLDERS' EQUITY                            3,990

TOTAL                                              $ 29,020
                                                   ========


THE AES CORPORATION
PRO RATA CONSOLIDATED BALANCE SHEET
JUNE 30, 2000

ASSETS

CURRENT ASSETS
Cash and cash equivalents                              $  1,323
Short-term investments                                      190
Accounts receivable, net                                  1,769
Inventory                                                   456
Receivable from affiliates                                   33
Deferred income taxes                                       307
Contract Receivable                                         543
Prepaid expenses and other current assets                   645
                                                       --------
TOTAL CURRENT ASSETS                                      5,267

PROPERTY, PLANT AND EQUIPMENT
Land                                                        276
Electric generation and distribution assets              19,567
Accumulated depreciation and amortization                (1,011)
Construction in progress                                  1,913
                                                       --------
PROPERTY, PLANT AND EQUIPMENT, NET                       20,745

OTHER ASSETS
Deferred financing costs,net                                284
Project development costs                                    96
Investments in and advances to affiliates                 3,850
Debt service reserves and other deposits                    716
Electricity sales concessions and contracts               1,158
Goodwill                                                    802
Other assets                                              1,263
                                                       --------
TOTAL OTHER ASSETS                                        8,169

TOTAL                                                  $ 34,182
                                                       --------
                                                       --------

LIABILITIES & STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                       $    565
Accrued interest                                            499
Accrued and other liabilities                             1,705
Other notes payable - current portion                        25
Project financing debt - current portion                  2,550
                                                       --------
TOTAL CURRENT LIABILITIES                                 5,344

LONG-TERM LIABILITIES
Project financing debt                                   11,707
Other notes payable                                       2,617
Deferred incomes taxes                                    2,619
Other long-term liabilities                               2,397
                                                       --------
TOTAL LONG-TERM LIABILITIES                              19,340

Minority interest                                         1,654

TECONS                                                    1,528

Preferred Stocks                                             66

STOCKHOLDERS' EQUITY
Common Stock                                                  5
Contributed capital / Additional paid in capital          5,374
Retained earnings                                         1,953
Accumulated other comprehensive loss                     (1,082)
                                                       --------
TOTAL STOCKHOLDERS' EQUITY                                6,251

TOTAL                                                  $ 34,182
                                                       --------
                                                       --------


                   CILCORP CONSOLIDATED
                      INCOME STATMENT



                                            Twelve Months Ended
                                                  6/30/00
Revenue:
CILCO Electric                                  $ 384,954
CILCO Gas                                         181,348
CILCO Other                                        22,635
Other Businesses                                   18,164
                                                ---------
 Total                                            607,101
                                                ---------

Operating Expenses:
Fuel for Generation and Purchased Power           172,219
Gas Purchased for Resale                          110,872
Other Operations and Maintenance                  158,760
Depreciation and Amortization                      78,067
Taxes, Other than Income Taxes                     39,970
                                                ---------
 Total                                            559,888

                                                ---------

Fixed Charges and Other:
Interest Expense                                   57,214
Preferred Stock Dividends of Subsidiary             3,536
Allowance for Funds Used During Construction         (334)
Other                                               1,052
                                                ---------
 Total                                             61,468

                                                ---------

Income From Continuing Operations Before
 Income Taxes                                     (14,255)

Income Taxes                                       (3,499)

                                                ---------

Net Income (Loss) From Continuing Operations      (10,756)

Income (Loss) From Operations of Discontinued
  Business, Net of Taxes                             (213)
Extraordinary Item                                     --
                                                ---------
  Net Income (Loss) Before Minority Interest      (10,969)

Minority Interest                                      --
                                                ---------
  Net Income (Loss)                               (10,969)

Other Comprehensive Income                             --
                                                ---------
Comprehensive Income (Loss)                     $ (10,969)
                                                ---------
                                                ---------


                         CENTRAL ILLINOIS LIGHT COMPANY
                        CONSOLIDATED STATEMENTS OF INCOME


                                            Twelve Months Ended
                                            -------------------
                                                06/30/2000
Operating Revenues:
Electric                                       $ 384,954
Gas                                              181,348
                                               ---------
                                                 566,302
                                               ---------

Operating Expenses:
Cost of Fuel                                      84,634
Cost of Gas                                      101,881
Purchased Power                                   66,228
Other Operation & Maintenance Expenses           141,541
Depreciation and Amortization                     67,802
Income Taxes                                      15,157
Other Taxes                                       39,822
                                               ---------
       Total Operating Expenses                  517,065

                                               ---------

Operating Income                                  49,237

Other Income and Deductions
CILCO Owned Life Insurance                        (1,052)
Other, Net                                          (107)
                                               ---------
      Total other income and (deductions)         (1,159)

                                               ---------
Income Before Interest Expenses                   48,078

Interest Expenses:
Interest on Long-Term Debt                        18,477
Cost of Borrowed Funds Capitalized                  (334)
Other                                              4,268
                                               ---------
      Total interest expense                      22,411
                                               ---------

Net (loss) Income Before Preferred Dividends      25,667
                                               ---------
Preferred Stock Dividends                          3,536
                                               ---------

Net Inc Available for Common Stock             $  22,131
                                               ---------
                                               ---------


                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                          June 30,
                                            2000
                                         -----------
                                         (Unaudited)
ASSETS

Current assets:
Cash and temporary cash investments     $    4,252
Receivables, less reserves of $1,260        64,848
Accrued unbilled revenue                    26,585
Fuel, at average cost                       14,029
Materials and supplies, at
  average cost                              16,839
Gas in underground storage, at
  average cost                              14,391
FAC underrecoveries                          5,135
Prepayments and other                       13,078
                                        ----------
       Total current assets                159,157
                                        ----------
Investments and other property:
Investment in leveraged leases             140,132
Cash surrender value of company-owned
  life insurance, net of related
  policy loans of $57,520                    2,656
Other investments                           23,827
                                        ----------
   Total investments and other
     property                              166,615
                                        ----------
Property, plant and equipment:
Utility plant, at original cost
   Electric                                631,948
   Gas                                     210,746
                                        ----------
                                           842,694

Less - accumulated provision for
  depreciation                              39,763
                                        ----------
                                           802,931
Construction work in progress               50,034
Other, net of depreciation                     220
                                        ----------
       Total property, plant and
       equipment                           853,185
                                        ----------
Other assets
Goodwill, net of accumulated
   amortization of $10,026                 564,160
Other                                       60,803
                                        ----------
  Total other assets                       624,963
                                        ----------
       Total assets                     $1,803,920
                                        ----------
                                        ----------


                          CILCORP INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                             June 30,
                                              2000
                                           -----------
                                           (Unaudited)
LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
Current portion of long-term debt         $        --
Notes payable                                  99,700
Accounts payable                               51,498
Accrued taxes                                   7,350
Accrued interest                               16,887
PGA overrecoveries                              2,465
Other                                           3,560
                                          -----------
        Total current liabilities             181,460
                                          -----------
Long-term debt                                738,457

                                          -----------
Deferred credits and other liabilities:
Accumulated deferred income taxes             239,414
Regulatory liability of regulated
  subsidiary                                   22,453
Deferred investment tax credits                16,975
Other                                          74,372
                                          -----------
        Total deferred credits and
       other liabilities                      353,214
                                          -----------
Preferred stock of subsidiary                  66,120
                                          -----------
Stockholders' equity:
Common stock, no par value;
  authorized 10,000 shares -
  outstanding 1,000 shares                         --
Additional Paid-in Capital                    468,833
Retained deficit                               (4,164)
                                          -----------
        Total stockholders' equity            464,669
                                          -----------
Commitments and contingencies
        Total liabilities and
       stockholders' equity               $ 1,803,920
                                          -----------
                                          -----------


                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                          June 30,
                                           2000
                                        -----------
                                        (Unaudited)

ASSETS

Utility plant, at original cost:
  Electric                              $1,270,248
  Gas                                      434,113
                                        ----------
                                         1,704,361

  Less - accumulated provision
    for depreciation                       901,430
                                        ----------
                                           802,931

Construction work in progress               50,034
                                        ----------
     Total utility plant                   852,965
                                        ----------
Other property and investments:
Cash surrender value of company-owned
  life insurance (net of related
  policy loans of $57,520)                   2,656
Other                                        1,192
                                        ----------
     Total other property and
       investments                           3,848

                                        ----------
Current assets:
Cash and temporary cash investments          2,830
Receivables, less reserves of $1,260        45,583
Accrued unbilled revenue                    25,069
Fuel, at average cost                       14,029
Materials and supplies,
  at average cost                           16,464
Gas in underground storage,
  at average cost                           14,391
Prepaid taxes                                6,778
FAC underrecoveries                          5,135
Other                                       13,000
                                        ----------
     Total current assets                  143,279
                                        ----------
Deferred debits:
Unamortized loss on reacquired debt          2,813
Unamortized debt expense                     1,488
Prepaid pension cost                           308
Other                                       26,974
                                        ----------
     Total deferred debits                  31,583
                                        ----------
Total assets                            $1,031,675
                                        ----------
                                        ----------


                         CENTRAL ILLINOIS LIGHT COMPANY
                           CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)


                                               June 30,
                                                2000
                                             -----------
                                             (Unaudited)
CAPITALIZATION AND LIABILITIES

Capitalization:
Common stockholder's equity:
   Common stock, no par value;
     authorized 20,000,000 shares;
     outstanding 13,563,871 shares          $   185,661
Additional Paid-in Capital                       27,000
Retained earnings                               126,275
Accumulated other comprehensive income              (60)
                                            -----------
        Total common stockholder's equity       338,876
Preferred stock without mandatory
  redemption                                     44,120
Preferred stock with mandatory redemption        22,000
Long-term debt                                  245,957
                                            -----------
         Total capitalization                   650,953
                                            -----------
Current liabilities:
Current maturities of long-term debt               --
Notes payable                                    56,700
Accounts payable                                 40,859
Accrued taxes                                    13,449
Accrued interest                                  7,802
PGA overrecoveries                                2,465
Level payment plan                                    1
Other                                             3,487
                                            -----------
         Total current liabilities              124,763

                                            -----------
Deferred credits and other liabilities:
Accumulated deferred income taxes               139,795
Regulatory liability                             22,453
Deferred investment tax credit                   16,975
Capital lease obligation                            906
Other                                            75,830
                                            -----------
         Total deferred credits and
           other liabilities                    255,959

                                            -----------
Total capitalization and
  liabilities                               $ 1,031,675
                                            -----------
                                            -----------


ITEM (2) PER EXEMPTION ORDER (INCOME STATEMENT AMOUNTS ARE 12 MONTHS ENDED):

                         CILCO/CILCORP CONTRIBUTIONS TO
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                                  (GAAP BASIS)
                                      ($MM)


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                      12 Mos. 6/30/00    12 Mos. 12/31/99
--------------------------------------------------------------------------------
GROSS REVENUES %-CILCO                     11.42%            15.14%
CILCO                                        589               562
AES                                        4,989             3,253
AES/CILCORP                                5,159             3,713
--------------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                   11.76%            15.65%
CILCORP (Including CILCO)                    607               581
AES                                        4,989             3,253
AES/CILCORP                                5,159             3,713
--------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO              9.65%            12.69%
CILCO                                        401               376
AES                                        4,088             2,655
AES/CILCORP                                4,154             2,962
--------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP            9.87%            13.64%
CILCORP (Including CILCO)                    410               404
AES                                        4,088             2,655
AES/CILCORP                                4,154             2,962
--------------------------------------------------------------------------------
OPERATING INCOME %-CILCO                    5.07%             5.78%
CILCO                                         61                55
AES                                        1,214               925
AES/CILCORP                                1,203               952
--------------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                  3.91%             4.30%
CILCORP (Including CILCO)                     47                41
AES                                        1,214               925
AES/CILCORP                                1,203               952
--------------------------------------------------------------------------------
NET INCOME %-CILCO                             5%             6.99%
CILCO                                         22                16
AES                                          455               228
AES/CILCORP                                  440               229
--------------------------------------------------------------------------------
NET INCOME %-CILCORP                        -2.5%             -.44%
CILCORP (Including CILCO)                    (11)               (1)
AES                                          455               228
AES/CILCORP                                  440               229
--------------------------------------------------------------------------------
NET ASSETS %-CILCO                          3.56%             4.86%
CILCO                                      1,032             1,056
AES                                       29,020            21,744
AES/CILCORP                               29,020            21,744
--------------------------------------------------------------------------------
NET ASSETS %-CILCORP                        6.22%             8.42%
CILCORP (Including CILCO)                  1,804             1,831
AES                                       29,020            21,744
AES/CILCORP                               29,020            21,744
--------------------------------------------------------------------------------


                         CILCO/CILCORP Contributions To
                    AES/CILCORP CONSOLIDATED HOLDING COMPANY
                         (PRO RATA CONSOLIDATION BASIS)
                                      ($MM)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                                       12 Mos. 6/30/00  12 Mos. 12/31/99
--------------------------------------------------------------------------------
GROSS REVENUES %-CILCO                      8.42%            11.78%
CILCO                                        589               562
AES                                        6,822             4,309
AES/CILCORP                                6,992             4,769
--------------------------------------------------------------------------------
GROSS REVENUES %-CILCORP                    8.68%            12.18%
CILCORP (Including CILCO)                    607               581
AES                                        6,822             4,309
AES/CILCORP                                6,992             4,769
--------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCO              5.82%             9.49%
CILCO                                        401               376
AES                                        5,857             3,656
AES/CILCORP                                6,888             3,963
--------------------------------------------------------------------------------
NET OPERATING REVENUES %-CILCORP            5.95%            10.19%
CILCORP (Including CILCO)                    410               404
AES                                        5,857             3,656
AES/CILCORP                                6,888             3,963
--------------------------------------------------------------------------------
OPERATING INCOME %-CILCO                    3.54%             4.29%
CILCO                                         61                55
AES                                        1,731             1,256
AES/CILCORP                                1,721             1,283
--------------------------------------------------------------------------------
OPERATING INCOME %-CILCORP                  2.73%             3.20%
CILCORP (Including CILCO)                     47                41
AES                                        1,731             1,256
AES/CILCORP                                1,721             1,283
--------------------------------------------------------------------------------
NET INCOME %-CILCO                             5%             6.99%
CILCO                                         22                16
AES                                          455               228
AES/CILCORP                                  440               229
--------------------------------------------------------------------------------
NET INCOME %-CILCORP                        -2.5%              -44%
CILCORP (Including CILCO)                    (11)               (1)
AES                                          455               228
AES/CILCORP                                  440               229
--------------------------------------------------------------------------------
NET ASSETS %-CILCO                             3%             4.64%
CILCO                                      1,032             1,056
AES                                       34,182            22,759
AES/CILCORP                               34,182            22,759
--------------------------------------------------------------------------------
NET ASSETS %-CILCORP                        5.27%             8.05%
CILCORP (Including CILCO)                  1,804             1,831
AES                                       34,182            22,759
AES/CILCORP                               34,182            22,759
--------------------------------------------------------------------------------


ITEM (3) PER EXEMPTION ORDER - GENERATION INFORMATION:

AES Generating Plants in Operation at June 30, 2000 (excluding CILCO):


                                                                      AES         AES
                                                       Capacity     Interest     Equity    Regulatory
Unit                                Country              (MW)         (%)        (MW)        Status
-----                              ----------          --------     --------   --------    ----------
AES Deepwater                           USA               143        100.00      143.00        QF
AES Beaver Valley                       USA               125        100.00      125.00        QF
AES Placerita                           USA               120        100.00      120.00        QF
AES Thames                              USA               181        100.00      181.00        QF
AES Shady Point                         USA               320        100.00      320.00        QF
AES Hawaii                              USA               180        100.00      180.00        QF
AES Warrior Run                         USA               180        100.00      180.00        QF
AES Eastern Energy (6 plants)           USA             1,437        100.00    1,437.00       EWG
AES Alamitos                            USA             2,083        100.00    2,083.00       EWG
AES Redondo Beach                       USA             1,310        100.00    1,310.00       EWG
AES Huntington Beach                    USA               563        100.00      563.00       EWG
AES Kingston                          Canada              110         50.00       55.00       EWG
AES San Nicholas                   Argentina              650         69.00      448.50       EWG
AES Cabra Corral                   Argentina              102         98.00       99.96       FUCO
AES El Tunal                       Argentina               10         98.00        9.80       FUCO
AES Sarmiento                      Argentina               33         98.00       32.34       FUCO
AES Ullum                          Argentina               45         98.00       44.10       FUCO
AES Quebrada                       Argentina               45        100.00       45.00       FUCO
Fontes Nova-Light                     Brazil              144         17.00       24.48       FUCO
Ilha dos Pombos - Light               Brazil              164         17.00       27.88       FUCO
Nilo Pecanha - Light                  Brazil              380         17.00       64.60       FUCO
Pereira Passos - Light                Brazil              100         17.00       17.00       FUCO
CEMIG (37 plants)                     Brazil            5,668          8.70*     493.12       FUCO
EGE Bayano                            Panama              192         49.00       94.08       FUCO
EGE Chiriqui                          Panama               90         49.00       44.10       FUCO
AES Los Mina                         Dom. Rep.            210        100.00      210.00       EWG
ECOGEN (2 plants)                    Australia            966        100.00      966.00       FUCO
AES Mt. Stuart                       Australia            288        100.00      288.00       FUCO
AES Xiangci - Cili                     China               26         51.00       13.26       FUCO
AES Wuxi                               China               63         55.00       34.65       FUCO
Wuhu                                   China              250         25.00       62.50       FUCO
Yangchun                               China               15         25.00        3.75       FUCO
Chengdu Lotus City                     China               48         35.00       16.80       FUCO
AES Jiaozou                            China              250         70.00      175.00       FUCO
AES Hefei                              China              115         70.00       80.50       FUCO
AES Changqing Nanchuan                 China               50         70.00       35.00       FUCO
AES Ekibastuz                       Kazakhstan          4,000        100.00    4,000.00       FUCO
AES Ust-Kamenogorsk GES             Kazakhstan            332        100.00      332.00       FUCO
AES Shulbinsk GES                   Kazakhstan            702        100.00      702.00       FUCO
AES Ust-Kamenogorsk TETS            Kazakhstan          1,464        100.00    1,464.00       FUCO
AES Leninogorsk TETS                Kazakhstan            418        100.00      418.00       FUCO
AES Sogrinsk TETS                   Kazakhstan            349        100.00      349.00       FUCO
AES Semiplatinsk TETS               Kazakhstan            510        100.00      510.00       FUCO
OPGC                                   India              420         49.00      205.80       FUCO
AES Lal Pir                          Pakistan             351         90.00      315.90       FUCO
AES Pak Gen                          Pakistan             344         90.00      309.60       FUCO
AES Borsod                            Hungary             171        100.00      171.00       FUCO


AES Tisza II                          Hungary             860      100.00         860.00      FUCO
AES Tiszapalkonya                     Hungary             250      100.00         250.00      FUCO
AES Elsta                           Netherlands           405       50.00         202.50      FUCO
Medway                                 U.K.               688       25.00         172.00      FUCO
AES Indian Queens                      U.K.               140      100.00         140.00       EWG
Kilroot                                U.K.               520       92.00         478.40      FUCO
Belfast West                           U.K.               120       92.00         110.40      FUCO
AES Barry                              U.K.               230      100.00         230.00      FUCO
AES Drax Power Ltd.                    U.K.              3960      100.00          3,960      FUCO
AES Tiete (10 plants)                 Brazil             2644       39.00          1,031      FUCO
AES Uruguaiana                        Brazil              150      100.00            150      FUCO
AES Mtkvari                           Georgia             600      100.00            600      FUCO
AES Khrami I                          Georgia             113      100.00            113      FUCO
AES Khrami II                         Georgia             110      100.00            110      FUCO
EDC (7 plants)                       Venezuela          2,265       81.00        1834.65      FUCO
TOTAL - June 30, 2000                                  38,772                  29,066.67
                                                       ------                  ---------
Pct. Of Foreign Generation                              82.87%                     77.15%

---------------
* CEMIG owns 9% of 36 plants accounting for 5,458 MW and 1% of 1 plant accounting for 210 MW.

CILCO Generating Plants at June 30, 2000:


                                                                  AES            AES
                                                      Capacity  Interest        Equity     Regulatory
Unit                                   Country          (MW)      (%)            (MW)        Status
                                       -------        --------  --------        ------     ----------
Edwards (3 units)                        USA              740    100.00            740       IL PUC
Duck Creek                               USA              366    100.00            366       IL PUC
Indian Trails                            USA               10    100.00             10       IL PUC
Sterling Avenue                          USA               30    100.00             30       IL PUC
Hallock Power Modules                    USA               13    100.00             13       IL PUC
Kickapoo Power Modules                   USA               13    100.00             13       IL PUC
                                                        -----                    -----
TOTAL - June 30, 2000                                   1,172                    1,172



Revenues from generation capacity - 12 months ended June 30, 2000:

         CILCO                          154       5%
         AES (excluding CILCO)        3,096      95%
              Total                   3,250     100%


CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES generation revenues are derived from the total generation revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

There has been a 26 MW increase in the amount of capacity owned by CILCO from 1,146 to 1,172 MW and a 6,009.68 MW increase in the amount of capacity owned by AES from 23,056.99 to 29,066.67 MW since March 31, 2000. There has also been a 13.3% increase in the total revenues earned from the capacity owned by AES and CILCO since

March 31, 2000. The percentage of total revenues derived from the capacity owned by CILCO has remained the same at 5%.

The physical location of the MW capacity added by CILCO since March 31, 2000 is all in the state of Illinois. The physical location of the MW capacity added by AES since March 31, 2000 is in the Republic of Georgia, Venezuela and Brazil.

ITEM (4) PER EXEMPTION ORDER - ELECTRIC AND GAS DISTRIBUTION:

CILCO elec/gas transmission/distribution assets at June 30, 2000           739
Total AES (excl CILCO) electric distr. assets at June 30, 2000          15,451
                                                                        ------
     Total transmission and distribution assets                         16,190

CILCO elec/gas transm/distr. revenues - 12 mos. June 30, 2000              412
AES (excl CILCO) electric distr. revenues - 12 mos. June 30, 2000        3,289
                                                                        ------
     Total electric/gas transm/distr. revenues                           3,701



CILCO's electric revenues are allocated between electric generation and electric distribution activities according to utility rate base. AES distribution revenues are derived from the total distribution revenues earned by AES subsidiaries times the percentage ownership interest of AES in those subsidiaries.

The total transmission and distribution assets owned by AES and CILCO has increased by 38.7% since March 31, 2000 and the total revenues derived from such assets has increased by 28.4% since March 31, 2000. CILCO's transmission and distribution assets and the revenues derived from such assets has slightly increased since March 31, 2000 while AES' transmission and distribution assets and the revenues derived from such assets has substantially increased since March 31, 2000. Accordingly, CILCO's percentage of the total transmission and distribution assets has decreased from 6.2% to 4.6% and CILCO's percentage of the total revenues from such assets has decreased from 13.9% to 11.1% since March 31, 2000.

ITEM (5) PER EXEMPTION ORDER:

CILCO has not sold or transferred any electric and/or gas utility assets to any affiliate company of the AES consolidated holding company system.

ITEM (6) PER EXEMPTION ORDER:

No application has been made to nor has any order been received from the Illinois Commerce Commission that involves AES' ownership position or AES' oversight over the operations of CILCO or CILCORP.

                                    SIGNATURE

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, AES has duly caused this certificate to be signed on its behalf on this 29th day of August, 2000 by the undersigned thereunto duly authorized.

                                  The AES Corporation


                                  By: /s/ William R. Luraschi
                                      -----------------------------
                                      William R. Luraschi
                                      General Counsel and Secretary